SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of July, 1999.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

                       LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

July 14, 1999                                           A.S.E. Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF


                                YEAR 2000 ISSUE


On January 1, 2000 many of the world's date sensitive computer systems could begin to fail due to programming that may lead them to read "00" as 1900. This issue, commonly referred to as "Year 2000" or "Y2K" is gaining prominence as the new millennium approaches. The Company is cognizant of the fact that the effects of the year 2000 issue may be experienced before, on, or after January 1, 2000.

Leader does not believe that it has any material "year 2000" issues in that substantially all of the hardware and software utilized by it is new, widely utilized and claimed to be year 2000 compliant. In the remote event of complication, any failure could be effectively eliminated in a short period of time through replacement or mutual intervention.

The Company believes that the "year 2000" will not materially effect its operations.



--------------------------------------------------------------------------------
The Alberta Stock Exchange has neither approved nor disapproved of the information contained herein.

                    FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
 PAUL TABOADA/STAN KAMINSKY AT : FAB CORPORATE FUNDING INC., USA (800)314-4727

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President